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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  October, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F. Form 20-F [ ]   Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                 Yes [ ]  No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                 Yes [ ]  No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                 Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     NEUROCHEM INC.

October 5, 2004

                                     By: /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner
                                         Director, Legal Affairs,
                                         General Counsel and Corporate Secretary




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                                                   NEUROCHEM
                                                   275 Armand-Frappier Blvd.
[NEUROCHEM (lOGO)]                                 Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, PhD                                   Tel: (450) 680-4500
Vice President, Corporate Communications           lhebert@neurochem.com
                                                   ---------------------


             NEUROCHEM APPOINTS DR. ANDREAS ORFANOS TO POSITION OF
                            EXECUTIVE VICE PRESIDENT,
                   STRATEGIC PLANNING AND SCIENTIFIC AFFAIRS

MONTREAL, OCTOBER 5, 2004 - Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) today announced the appointment of Andreas Orfanos, M.B.B.Ch, MBA to the position of Executive Vice President, Strategic Planning and Scientific Affairs. Dr. Orfanos will assume overall responsibility for many of Neurochem's activities including research and development, as well as drug development and global strategic planning.

"Dr. Orfanos brings to Neurochem close to 25 years of extensive and solid experience in the healthcare, medical and pharmaceutical fields, including the area of research and development, strategic planning, as well as commercialization," said Francesco Bellini, PhD, Chairman and CEO of Neurochem. "Throughout his career he has held leadership positions with major pharmaceutical companies, both here in Canada and internationally. His global business experience will be invaluable to Neurochem," Dr. Bellini concluded.

Dr. Orfanos began his career in healthcare in South Africa and helped launch and manage private hospitals in South Africa with Lifecare (Pty) Ltd. In 1987 he joined Sandoz Products in South Africa as Medical Director and substantially increased the company's participation in international clinical trials. Dr. Orfanos was transferred to Sandoz Canada in 1991, where he soon led the R&D department responsible for Phase II to Phase IV clinical trials. He expanded the role of clinical studies to support products pre- and post- launch. In 1993, he established the first business unit within Sandoz worldwide and championed the successful development, pre-marketing, launch, marketing and sales of the company's number one product.

Within Novartis (following the merger of Sandoz and Ciba-Geigy) he served as Vice President of the Specialty Business, during which he launched the oncology business in Canada and ensured double digit sales growth across the three areas of neurology, immunology and oncology. He then moved on to leading the company's Strategic Planning and New Product Development during which he led the strategic planning of


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the company and his team mapped out the entire process for taking a product from
Phase II to post-launch. At the same time he was a key member of the international launch teams for Novartis' priority future products. Thereafter reporting to the Global Business Unit Head, Basle, Switzerland, he successfully led the Transplantation-Immunology Business Unit in the face of intense market competition.

For the past two years, Dr. Orfanos has held the position of Vice President at Picchio Pharma responsible for identifying, evaluating and determining business opportunities in the biotechnology field. He has worked closely with the companies in which Picchio has invested on both R&D and commercial projects at a strategic and tactical level. Dr. Orfanos has had extensive experience taking products from the Phase II clinical development stage through to launch and successful commercialization.

Dr. Orfanos completed his medical degree in Johannesburg, South Africa, at the University of Witwatersrand in 1981 where he also obtained his MBA in 1984. His MBA thesis focused on strategic healthcare marketing.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying oral products addresses critical unmet medical needs. Fibrillex(TM), designated as an orphan drug and as a Fast Track Product candidate, is also part of a Continuous Marketing Applications Pilot 2 program and is currently in a Phase II/III clinical trial for the treatment of AA Amyloidosis. Alzhemed(TM), for the treatment of Alzheimer's Disease, is in a Phase III clinical trial and Cerebril(TM), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase II clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.
         ------------------


Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on , if any, forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.